Exhibit 1.01 to Form SD

FITBIT, INC.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2017

This Conflict Minerals Report (“CMR”) has been prepared by Fitbit, Inc., a Delaware corporation (herein referred to, alternatively, as “Fitbit,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2017 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Fitbit is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that Fitbit has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein was not required.

I.	Product Overview

Fitbit is a technology company focused on delivering health solutions that impact health outcomes. The Fitbit platform combines wearable devices with software and services to give our users tools to help them reach their health and fitness goals, augmented by general purpose features that add further utility and drive user engagement. The core of our platform is our family of wearable devices, which includes health and fitness trackers and smartwatches. These devices automatically track users’ daily steps, calories burned, distance traveled, and active minutes, and display real-time feedback to encourage users to become more active in their daily lives. Most of our wearable devices also measure floors climbed, and sleep duration and quality, and our more advanced products track heart rate, and GPS-based information such as speed, distance, and exercise routes.

The information set forth under the subheading “Overview” in “Item 1. Business” of our most recent annual report on Form 10-K, filed with the SEC on March 1, 2018, is incorporated herein by reference.

II.	Supply Chain Overview

Fitbit outsources the manufacturing of its hardware products to contract manufacturers, who in turn contract with suppliers to provide the components that comprise our products. For purposes of this CMR, references to our “products” refer to our hardware products, and references to our “suppliers” refer to our contract manufacturers and their suppliers.

III.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have determined that:

•	our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	we are unable to conclusively determine whether the conflict minerals present in our products originated in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

IV.	Design of Due Diligence Measures

Fitbit designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

V.	Due Diligence Measures Performed by Fitbit

Fitbit performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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Fitbit maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) and Supplier Code of Conduct (the “Supplier Code of Conduct”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting Fitbit’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at https://www.fitbit.com/legal under “Social Responsibility.”

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The implementation of Fitbit’s RCOI, the conducting of due diligence on the source and chain of custody of Fitbit’s necessary conflict minerals, and the drafting of the SEC filings required by the Final Rules are managed by Fitbit’s supply chain and legal departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain and legal departments, and will then subsequently be reported to the Audit Committee of our Board of Directors (the “Audit Committee”) at regularly scheduled meetings of the Audit Committee on an annual basis.

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The supply chain and legal staff responsible for conflict minerals compliance are required to be familiar with Fitbit’s Conflict Minerals Policy and Supplier Code of Conduct and with Fitbit’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by Fitbit for a period of five (5) years from the date of creation.

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Fitbit’s existing suppliers have been provided with copies of the Conflict Minerals Policy and the Supplier Code of Conduct, and new suppliers will be provided with copies of such policies as part of Fitbit’s standard supplier onboarding process. In addition, Fitbit’s form manufacturing agreement contains a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) requiring suppliers to (i) comply with the Conflict Minerals Policy, (ii) cooperate with Fitbit in providing the information required by the CMRT and (iii) update information provided in the CMRT to the extent such information becomes inaccurate as a result of changes in the circumstances of the supplier. The Conflict Minerals Contractual Provision will be incorporated into (i) new manufacturing agreements and (ii) existing manufacturing agreements when such agreements are negotiated for renewal.

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Fitbit’s Whistleblower Process (the “Whistleblower Process”) is designed to provide a confidential or anonymous avenue of communication for reporting violations of (i) Fitbit’s Code of Conduct and Ethics, the Conflicts Mineral Policy or the Supplier Code of Conduct or (ii) applicable law, including disclosures in reports filed with the SEC and other public disclosures that are not full, fair, accurate, timely and understandable. For this reason, the Whistleblower Process includes and encompasses the reporting of improper activities in connection with the preparation of Fitbit’s Form SD pursuant to the Final Rules and the Conflict Minerals Policy.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Fitbit requires that its suppliers complete in full the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (the “CMRT”) as administered by our third-party consultant, Source Intelligence. Source Intelligence in turn reports its findings to our supply chain and legal functions. The CMRT as administered by Source Intelligence is designed to provide Fitbit with sufficient information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

•	Fitbit’s supply chain and legal departments, in cooperation with Source Intelligence, manage the collection of information reported on the CMRT by Fitbit’s suppliers.

•	Fitbit utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Fitbit determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Fitbit will enforce the Conflict Minerals Policy, the Supplier Code of Conduct and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

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Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Fitbit from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the RMI to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a CMR as an exhibit thereto for the 2017 calendar year reporting period. The Form SD and Conflicts Minerals Report are also available on Fitbit’s website at https://investor.fitbit.com/financials/sec-filings/default.aspx and https://www.fitbit.com/legal under “Social Responsibility,” respectively.

VI.	Due Diligence Results

As of April 2018, 92% of suppliers had responded to Fitbit’s CMRT request. Of that 92%, 3% of those suppliers indicated that they sourced from the Covered Countries and did not purchase from only Responsible Minerals Assurance Process-conformant smelters and refiners. The Responsible Minerals Assurance Process, or RMAP, is the third-party audit program of RMI. Because we were not able to obtain further information regarding the non-conformant smelters and refiners from which our suppliers sourced conflict minerals, we were not able determine the mine or location of origin of the conflict minerals sourced by our suppliers.

VII.	Steps to Improve Due Diligence

Fitbit intends to take the following steps to continue improving our due diligence efforts:

•	Continue to engage with its suppliers to obtain complete CMRTs;

•	Support the development of supplier capabilities to perform conflict minerals-related due diligence by the implementation of risk mitigation measures, as appropriate;

•	Provide ongoing training regarding emerging best practices and other relevant topics to supply chain and legal staff responsible for conflict minerals compliance; and

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Continue to contact smelters and refiners identified in our CMRT survey process that are not yet conformant with a responsible mineral sourcing third-party audit program and request their participation in such a program, supporting our efforts to build ethical and socially responsible supply chains for our company.

FORWARD LOOKING STATEMENTS
Statements relating to due diligence improvements are forward-looking in nature and are based on Fitbit’s management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Fitbit’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Fitbit’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.